Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

April 27, 2020

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Variable Products Series Fund, Inc - AB Growth and Income Portfolio Post-Effective Amendment No. 79 File Nos. 033-18647 and 811-05398

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced post-effective amendment to the registration statement filed on December 30, 2019 (the “Post-Effective Amendment”), on Form N-1A for AB Growth and Income Portfolio (the “Portfolio”), a series of AB Variable Products Series Fund, Inc. (the “Registrant”). You provided the Staff’s comments to me by telephone on February 14, 2020.

The Staff’s comments and our responses thereto are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing prior to the effective date of the Post-Effective Amendment.

Prospectus

Comment 1:	Please include a Table of Contents at the beginning of the Prospectus.
Response:	The disclosure will be revised in response to this comment.

Summary Information

Comment 2:	Add disclosure under “Principal Strategies” to reflect the “income” component of the Portfolio, which is named “AB Growth and Income Portfolio.”
Response:	Registrant notes, as an initial matter, that Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Name Rule”), does not apply to the Portfolio. Consistent with the response to Question 9 of the Staff’s Frequently Asked Questions with respect to the Name Rule, the term “income” is used to suggest a component of the Portfolio’s investment objective and strategy. The term “income” is not used to suggest the Portfolio focuses its investments in a particular type of investment or in investments in a particular industry. Registrant notes that the Portfolio invests significantly in income-generating equity securities. As of January 31, 2020, 72% of the Portfolio’s assets were invested in such securities. Registrant believes that the use of “income” in its name and disclosure regarding the Portfolio’s investment in equity securities under “Principal Strategies” is adequate. The disclosure will not be revised in response to this comment.
Comment 3:	The last sentence under “Fees and Expenses of the Portfolio” indicates that certain charges at the separate account level or contract level may apply to Contractholders and increase the fees and expenses provided in the tables. Disclosure should be added here or under the following section “Examples” to indicate such charges may also increase the amounts provided in the hypothetical expense example.
Response:	Registrant believes that the current disclosure immediately following the heading “Fees and Expenses of the Portfolio” is appropriate and sufficient. The disclosure will not be revised in response to this comment.
Comment 4:	Footnote (a) of the Annual Portfolio Operating Expenses table states “less than .01%” with respect to the sub-line item for “Transfer Agent” expenses that discloses “.00%.” This footnote should be deleted, as it is not required by Form N-1A.
Response:	Registrant respectfully declines to make the suggested change. Registrant notes there is no specific regulatory requirement prohibiting providing this additional information, which is useful in certain instances where rounding could indicate a discrepancy.
Comment 5:	For the fee waiver/expense reimbursement arrangement regarding investments in AB Government Money Market Portfolio described in footnote (b) of the expense table, disclose the termination date and that only the Board of Directors (the “Board”) may terminate the arrangement. Also disclose, if applicable, that the amounts waived can be recouped and provide details regarding the recoupment.

Response:	The Prospectus will be revised in response to this comment to disclose the termination date and that the arrangement may be terminated or changed at any time only by the Portfolio’s Board. Because amounts corresponding to the management fee waiver may not be recouped by the Adviser, disclosure regarding recoupment will not be added.
Comment 6:	Under “Principal Strategies,” clarify the meaning of “a primary research universe of largely U.S. companies” that the investment team screens. For example, disclose if the universe is tied to a specific index.
Response:	The Portfolio’s research universe is not tied to a specific index. The research universe tends to be fluid and dynamic and covers a broad universe of U.S. companies. Registrant believes that the description of the research universe is clear. The disclosure will not be revised in response to this comment.
Comment 7:	Under “Principal Strategies,” clarify the criteria for companies with attractive security valuation and business model characteristics.
Response:	Subsequent to the reference to “attractive security valuation and business model characteristics,” the disclosure cites factors that the Adviser takes into account in evaluating a company for potential inclusion in the Portfolio, such as free cash flow valuations, profitability, balance sheets, and the company’s management team. The disclosure will not be revised in response to this comment.
Comment 8:	Under “Principal Strategies,” explain the meaning of “management teams that are good stewards of shareholder capital.”
Response:	Registrant believes that this disclosure reflects commonly used terminology, indicating that the Adviser seeks strong management teams that manage and allocate company resources in a responsible manner. Registrant believes that the disclosure is sufficient.
Comment 9:	Under “Principal Strategies,” explain the final determinant in security selection.
Response:	There is no one final determinant in security selection. The disclosure indicates that in evaluating a company for potential inclusion in the Portfolio, the Adviser takes into account “many factors” that it believes bear on the company’s ability to perform in the future, including attractive free cash flow valuations, high levels of profitability and stable-to-improving balance sheets. Registrant believes that the disclosure is sufficient.
Comment 10:	The Portfolio is named “AB Growth and Income Portfolio.” Explain where the Portfolio’s strategy reflects a growth approach. Appropriate risks for this approach should be disclosed.

Response:	Registrant notes, as an initial matter, that the Name Rule does not apply to the Portfolio. Consistent with the response to Question 9 of the Staff’s Frequently Asked Questions with respect to the Name Rule, the term “growth” is used to suggest a component of the Portfolio’s investment objective. The term “growth” is not used to suggest the Portfolio focuses its investments in a particular type of investment or in investments in a particular industry. The term “growth” is reflective of the Portfolio’s investment objective, which is long-term growth of capital. Registrant believes that the Portfolio’s disclosure of its strategy and risks is appropriate. The disclosure will not be revised in response to this comment.
Comment 11:	Provide appropriate risk disclosure for the Portfolio’s value strategy.
Response:	Under “Principal Risks,” the disclosure under “Market Risk” specifically references the Portfolio’s value approach, and “Management Risk” reflects the risks of the Portfolio’s investment techniques, which are employed to implement the value strategy. The Prospectus will not be revised in response to this comment.
Comment 12:	Disclosure under “Principal Strategies” indicates that the Portfolio may be attracted to investments in companies with different market capitalizations (i.e., large-, mid- or small-capitalization). Provide appropriate market capitalization risk disclosure regarding the companies in which the Portfolio invests.
Response:	The disclosure under “Principal Risks” will be revised in response to this comment.
Comment 13:	Disclosure under “Principal Strategies” indicates that, as a result of how individual companies are valued in the market, the Portfolio may be attracted to investments in companies engaged in particular types of businesses, although the Portfolio does not intend to concentrate in any particular sectors or industries. Disclose supplementally that, if the Portfolio in fact concentrates in a particular sector or industry, appropriate disclosure will be added.
Response:	Registrant will consider its disclosure obligations with respect to concentration as required under applicable securities laws.
Comment 14:	Disclosure under “Principal Strategies” indicates investment in shares of exchange-traded funds (“ETFs”), but there is no corresponding risk disclosure for such investment under “Principal Risks.”
Response:	The disclosure under “Principal Strategies” will be revised in response to this comment.

Comment 15:	There are disclosures for “Foreign (Non-U.S.) Risk” and “Currency Risk under “Principal Risks,” but there is no corresponding disclosure provided under “Principal Strategies.” If these are in fact principal risks for the Portfolio, provide appropriate corresponding disclosure under “Principal Strategies.”
Response:	The disclosure under “Principal Risks” will be revised in response to this comment.
Comment 16:	Under “Bar Chart and Performance Information,” add performance information for calendar year 2019.
Response:	The Prospectus will be revised in response to this comment.
Comment 17:	Under “Portfolio Managers,” please revise the disclosure to state that the portfolio managers are “jointly and primarily” responsible for the day-to-day management of the Portfolio.
Response:	Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The disclosure will not be revised in response to this comment.
Comment 18:	For the length of service of a portfolio manager associated with a fund or adviser, consider disclosing the month along with the year.
Response:	Registrant believes the current disclosure regarding each portfolio manager’s length of service is consistent with the requirements of Item 5(b) of Form N-1A, and has not revised the disclosure in response to this comment.

Additional Information About the Portfolio’s Risks and Investments

Comment 19:	Please reorganize and divide this section into principal and non-principal strategies and risks, with principal strategies and risks appearing first.
Response:	The Portfolio’s principal strategies and risks are identified in the Summary Information section of the Prospectus. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Portfolio to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 20:	Please clarify under “Additional Risks and Other Considerations” whether disclosure in this section discusses principal and/or non-principal strategies and risks. In doing so, if principal and non-principal strategies and risks are described, please delineate into two sections with principal strategies and/or risks first.
Response:	Please see response to Comment 19.
Comment 21:	Under “Additional Risks and Other Considerations – Foreign (Non-U.S.) Securities,” consider updating the last paragraph, which relates to the United Kingdom leaving the European Union.
Response:	The disclosure will be revised in light of political developments that occurred after the filing of the Post-Effective Amendment.

Management of the Portfolio

Comment 22:	Under “Investment Adviser,” update the information on investment advisory fees paid as of the most recently completed fiscal year.
Response:	The disclosure will be updated in response to this comment.
Comment 23:	Under “Portfolio Managers,” update the dates in the table describing the experience of the portfolio managers.
Response:	The disclosure will be updated in response to this comment.

Financial Highlights

Comment 24:	Update the financial highlights tables through the most recently completed fiscal year for the Portfolio.
Response:	The disclosure will be revised as requested in response to this comment.

Statement of Additional Information (“SAI”)

Comment 25:	Under “Information About the Portfolios and Their Investments – Certain Risk and Other Considerations – Risks of Investments in Foreign Securities,” consider updating the disclosure relating to the United Kingdom leaving the European Union.
Response:	The disclosure will be revised in light of political developments that occurred after the filing of the Post-Effective Amendment.

Comment 26:	Under “Management of the Portfolios – The Adviser,” update as of the most recent calendar year end the information relating to the ownership structure of the Adviser.”
Response:	The disclosure will be updated in response to this comment.
Comment 27:	Update and/or complete data throughout the SAI to reflect data as of the end of the most recent fiscal or calendar year, as required, including information provided for portfolio managers and directors.
Response:	The disclosure will be updated in response to this comment.
Comment 28:	In the fourth paragraph under “Management of the Portfolios – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund’s Directors,” consider dividing the disclosure on director experience into separate paragraphs, in light of “plain English” requirements.
Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The SAI will not be revised in response to this comment.
Comment 29:	Review the third sentence under “Portfolio Transactions –Tax Management” for clarity and revise as necessary.
Response:	The disclosure will be revised in response to this comment.
Comment 30:	Confirm that the disclosure under “Principal and Controlling Holders” meets the requirements of Item 18 of Form N-1A, in particular the calculation date.
Response:	The disclosure will be revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Stephen J. Laffey, Esq. Paul M. Miller, Esq.